Fortress Credit Realty Income Trust

1345 Avenue of the Americas
New York, New York

May 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Fortress Credit Realty Income Trust
Form 10-K for the year ended December 31, 2025
Filed on March 24, 2026
File No. 000-56685

Ladies and Gentlemen:

This letter sets forth the response of Fortress Credit Realty Income Trust (the “Company”) to the written comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated April 30, 2026, with respect to the above referenced Form 10-K for the year ended December 31, 2025.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comments.

Form 10-K for the year ended December 31, 2025

Item 15. Exhibits and Financial Statement Schedules, page 156

1.	In future filings please revise Exhibits 31.1 and 31.2 to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise Exhibits 31.1 and 31.2 to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification in future filings as noted by the bold text below.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Fortress Credit Realty Income Trust

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
May 6, 2026

If you have any questions related to this letter, please contact Avraham Dreyfuss at (212) 515-4682 or Ross Leff of Kirkland & Ellis LLP at (212) 909-4947.

Sincerely,

/s/ Avraham Dreyfuss

Avraham Dreyfuss

Via Email:
cc:	Timothy Sloan
Fortress Credit Realty Income Trust

Ross Leff
Tamar Donikyan
Kirkland & Ellis LLP